UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec is recognized as a Corporate Sustainable Standard-Setter by the Rainforest Alliance

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

While its President receives the Rainforest Alliance Lifetime Achievement Award,

Tembec is recognized as a Corporate Sustainable Standard-Setter by the Rainforest Alliance

Temiscaming (Quebec), May 20, 2004 - Tembec is proud to announce that last night both the Company and its President were honoured in New York City by the Rainforest Alliance during its 14th Annual Gala. Tembec received prestigious recognition as a Corporate Sustainable Standard-Setter, while Tembec President and CEO Frank A. Dottori received the first ever Rainforest Alliance Lifetime Achievement Award for his leadership in setting the standard for sustainable forest management.

"Tembec is very proud that its proactive forestry stewardship continues to be applauded by highly credible organizations such as the Rainforest Alliance," said Tembec President and CEO Frank A. Dottori. "Being recognized tonight as a Corporate Sustainable Standard-Setter is a great honour that I would like to share with all our 11,000 employees. It means a lot to every single one of us. Although we still have a ways to go, this honour strengthens our sense of being on the right track and setting the example in environmentally and socially responsible forestry practices".

The Rainforest Alliance also recognized Tembec President and CEO for his extraordinary and progressive leadership in setting the standard for sustainable forest management. "The Rainforest Alliance is pleased to award Frank Dottori the Rainforest Alliance Lifetime Achievement Award," said Tensie Whelan, Rainforest Alliance Executive Director. "Mr. Dottori has always been an advocate of environmental sustainability at Tembec, encouraging initiatives such as Impact Zero® and Forever Green®/, two management programs that minimize the environmental impact of the Company's manufacturing and forestry activities. Tembec is also one of a handful of Canadian companies to support the Kyoto Protocol, setting the example by reducing its greenhouse gas emissions by more than 25 per cent since 1990. Working with organizations such as the World Wildlife Fund Canada, Tembec helps conserve Canada's forests, wildlife and ecosystems. Most recently, Mr. Dottori's strong support and commitment to the Forest Stewardship Council's (FSC) certification of Tembec-managed forests led to the certification of the five-million-acre Gordon Cosens Forest in Ontario. One of the most significant undertakings in FSC's history, Gordon Cosens Forest now is the largest FSC-certified forest in Canada, one of the largest in the world, and the first boreal (northern) forest to be certified in North America. These are some of the reasons why the first ever Rainforest Alliance Lifetime Achievement Award goes to the President of Tembec, Frank Dottori,"said Whelan.

Each year at its Annual Gala, the Rainforest Alliance presents its prestigious Sustainable Standard-Setter and Green Globe Awards to individuals and corporations that have made a significant contribution to environmental conservation and sustainability.

The Rainforest Alliance SmartWood Program was initiated in 1989 to improve the effectiveness of sustainable forestry in conserving biodiversity and ensuring equitable treatment of local communities and workers, as well as creating incentives for businesses so that they may benefit economically from responsible forestry practices. The program initially focused on tropical forests, but today the SmartWood approach is applied in all types of forests, including tropical, temperate and boreal forests, and all types of operations, including natural forests, plantations, large commercial operations, and small-scale community projects. Working under the auspices of the Forest Stewardship Council, SmartWood has certified more than 1000 operations and 32 million acres of forest worldwide. The demand for certified lumber is growing rapidly. Products crafted from FSC/SmartWood-certified wood now include furniture, musical instruments, flooring, and picture and window frames. SmartWood's record of innovation and commitment to the highest principles of environmental and community integrity have established it as the "gold standard" of certification systems.

Photos of the Annual Gala are available on Tembec's website with the corresponding press release under Press Room.

The Rainforest Alliance is a leading international conservation organization. Its mission is to protect ecosystems and the people and wildlife that live within them by implementing better business practices for biodiversity conservation and sustainability. Companies, cooperatives and landowners that participate in its programs meet stringent standards for protecting the environment, wildlife, workers and local communities. For more information, see www.rainforestalliance.org

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information is available at www.tembec.com

Contact:

Martin Simard
Director, Public Relations
tel.: (819) 627-4533

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: May 20, 2004